March 10, 2025

Andrew Brown
Chief Executive Officer
Global Innovative Platforms Inc.
149 James Place
Orlando, FL 32751

       Re: Global Innovative Platforms Inc.
           Offering Circular on Form 1-A
           Filed February 12, 2025
           File No. 024-12570
Dear Andrew Brown:

       We have reviewed your offering statement and have the following comment(s).

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Form 1-A, filed February 12, 2025
Cover Page

1. We note that you plan to offer and sell shares of common stock "at a fixed price of
       $0.50 per share (the price to be fixed by a post-qualification supplement)." It is unclear to us how your proposed offering price will be set "at a fixed price" given the language that you will fix the price by a post-qualification supplement. We also note your statement in Part I, where you selected the checkbox "yes" for the question
       "[d]oes the issuer intend to price this offering after qualification pursuant to Rule
       253(b)?" Please revise your disclosure to clearly include either a fixed price or, pursuant to Rule 253(b)(2) of Regulation A, a bona fide price range within which you presently plan to offer and sell securities.
2. We note that your Selling Stockholders will offer their shares simultaneously with the
       Company's offering. We also note that you "intend to sell the Company Offered
       Shares in this offering through the efforts of [y]our Chief Executive Officer" who is also a Selling Stockholder. Please address the following:
           explain how it will be determined whether the sale is for the benefit of the
 March 10, 2025
Page 2

           Company or for the account of the Selling Stockholders,
             explain how investors will know if they are purchasing shares from you or the
           Selling Stockholders, and
             revise the Use of Proceeds section and the Dilution section to show the effect of the primary and the secondary offerings.
3. We note that your offering statement contemplates 8,292,277 shares to be offered by the Selling Stockholders and 1,400,000 shares to be offered by the Company. Please revise the resale portion to comply with Rule 251(a)(3) of Regulation A, which restricts the selling securityholder component of a Company's initial offering and any subsequent offering in the following 12 months to 30% of the aggregate offering price. We also note that your CEO is a Selling Stockholder yet in Part I you selected the checkbox "no" for the question "[d]oes the proposed offering involve the resale of securities by affiliates of the issuer?" Please revise or advise.
Risk Factors, page 4

4. We note your statement on page 4: "The business plan and operations of the Company have been delayed over the course of the fiscal year ended September 30, 2024 and we expect further delays in implementing our plan for when we will further our operations." Please revise to describe the cause for the delay in your business plan and operations and the cause of the anticipated future delays.
Plan of Distribution, page 16

5. We note your statement on page 16: "Further, our Board of Directors has determined
       that, in our company   s sole discretion, we may issue Offered Shares in
this offering
       for non-cash consideration, including, without limitation, promissory notes, services and/or other consideration without notice to subscribers in this offering; provided, however, that any Offered Shares issued in this manner shall be issued at the fixed price $0.50 per Offered Share." Please revise to disclose all forms of non-cash consideration you intend to accept. Please also substantially revise your offering document, including the Cover Page, Summary and Use of Proceeds sections, which all assume the offering will be made for cash only, to discuss the non-cash consideration in more detail and to address how issuing some or all shares for non-
       cash consideration would impact your offering. Finally, revise your risk factors to address the potential consequences to the Company if a substantial amount of shares is sold for non-cash consideration. Please note that pursuant to Rule 253(b)(1) of
       Regulation A, if you include a price range instead of a fixed price, the securities must be offered for cash.
6. We note your disclosure regarding your Procedures for Subscribing and that your subscription agreement gives the Company unlimited discretion to accept or reject subscriptions. Please provide expanded disclosure regarding your subscription and closing process, including when the initial closing will occur, how you will inform investors of the closings, and whether you may terminate the offering without ever having a closing. Please also provide disclosure regarding the details of your process for accepting or rejecting subscriptions, including how soon after receipt of a subscription you will accept or reject such subscription, what factors will go into
 March 10, 2025
Page 3

       deciding whether to accept or reject a subscription, and the process for returning proceeds to investors for subscriptions that are rejected.
Background, page 25

7. Please also provide support for the following statement on page 25: "Our team has proven credentials in the relevant spaces of commercializing animal healthcare, product development and operations from areas ranging from genetic testing technologies, electronics, computer chip marketing, telecommunications and data, electronics equipment sales and manufacturing, and food and beverage, among other skills. Several of the thirty plus product launches in our management s history were highly novel, and 3 of those products became industry leaders."
Business
Overview of Business over the Last Five Years, page 25

8. We note your disclosure that on "[o]n August 18, 2023, the Company entered into a
       Patent and Know-How License Agreement (the "License Agreement") with Defiant
       Technologies Inc." Please expand your disclosure to discuss the material terms of such agreement, including without limitation, (i) each party's rights and obligations,
       (ii) the aggregate amounts due under the agreement (we note that Defiant, at its discretion, may require a $225,000 lump sum payment within 45 days of the effective date) (iii) the aggregate amounts paid to date (we note the initial payment of
       $50,000), (iv) the term of the agreement, (v) the royalty term and royalty rate or range, (vi) the termination provisions and (vii) the aggregate future potential milestone payments to be paid, as applicable. Please revise to file the agreement pursuant to Item 17(6) of Part III of Form 1-A. Additionally, we note your statement on page 39: "We do not have any intellectual property at this time." Please revise to include a discussion of your licensed intellectual property, including from Defiant, which discussion should note, for each material patent, (i) the specific products, product groups and technologies to which such patents relate, (ii) whether the patents are owned or licensed, (iii) the type of patent protection, (iv) the patent expiration dates and (v) the jurisdiction.
Overview, page 27

9. We note your statement that "[o]ver the next several months [you] have verification and validation studies planned for the components and the Heartworm Breath Test."
       Please revise to describe your plans and anticipated timeline for this and any other devices.
10. We note your disclosure on page 30 that "[you] were able to identify with a small sample size to identify a breath print for the presence of heartworm in dogs without any false positives." Please revise your disclosure to provide the material facts and findings of each trial you have conducted for any of your devices or their components.
       For example, revise to clarify the scope, size and design of each trial (including who conducted and sponsored the trial), whether the studies were powered to show statistical significance, the primary endpoints and whether any adverse events were observed in the studies, as applicable, and discuss the findings and the significance of the results. Please also revise the graphics on page 30 so that they are legible.
 March 10, 2025
Page 4

11. We note statements like the following on page 27: "Applications range from disease and treatment effectiveness to potentially toxic environmental and food conditions"
       and "[w]e believe the technology can also be used to identify toxic food conditions."
       Please revise to clarify, if true, that your future planned applications with respect to food testing are limited to testing for mold on agriculture feed. Heartworm Breath Test, page 32

12. We note your statement on page 32: "Our Heartworm Breath Test, including our
       Breath Collection Kit, is currently under development. The VOCAM Plus is already in production and has been tested successfully. The A.I. software is complete and commercially available." Please revise to clarify what you mean by your statement that the VOCAM Plus is "in production" when your test is not yet commercialized. Please also revise to clarify what you mean when you state that your
       A.I. software is "complete" and the meaning of "commercially available." We note the device itself is not commercialized, and it appears the A.I. will process information from the device, which will only become available once your device is in use. Please revise to describe whether this means customers can purchase your A.I. software separately and the purpose of this software for their use.
13. We note your statement on page 33, that you intend to allow your cloud-based technology "to integrate with other popular platforms." You also state that "[t]he
       VOCAM Plus and FROG have the ability to connect to a smart device." Please revise to further describe these platforms and how the VOCAM Plus and FROG connect to a smart device.
Compliance with Government Regulation, page 34

14. We note your statement that you "are not aware of any pending or probable regulations that would have an impact upon [y]our operations." We also note your statement on page 46: "We do not expect to generate revenue from any product candidates that we develop until we obtain regulatory approval for one or more of such product candidates." Please revise to include a description of existing governmental regulations applicable to your business, including the effects of the
       Food and Drug Administration regulations on your business, such as any requirement for FDA approval of your products, including the Breath
Collection
       Device mentioned on page 32. We also note your statement on page 43 that you intend to seek and obtain approvals by trade associations. Please describe these trade associations and their requirements.
Our Competitive Strengths, page 34

15. We note that one of your competitive strengths is that you are more cost effective than alternatives. Please revise to provide support for this statement or characterize it as management's belief.
Exhibits

16. Please revise the legal opinion filed as Exhibit 12.1 to cover the resale shares.
 March 10, 2025
Page 5

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Robert Augustin at 202-551-8483 or Margaret Sawicki at 202-551-
7153 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   Stephen M. Fleming